

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2020

Zhe Ji
Chief Executive Officer
Puhui Wealth Investment Management Co. Ltd.
Room 801, 802, 8th Floor
W1 Office Building, Oriental Commerce Tower
No. 1 Chang An Street, Dong Cheng District
Beijing, PRC 100006

> **Re: Puhui Wealth Investment Management Co. Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 12, 2020**
> **File No. 333-245003**

Dear Mr. Ji:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Description of Share Capital
Articles of Association – Exclusive Forum Provision, page 6

1. We note that your forum selection provision identifies the courts of the Cayman Islands as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please revise your disclosure to clearly state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As appropriate, please expand your risk factor disclosure to describe any risks or impacts on investors.

<u>Item 9. Exhibits.</u>
<u>5.1. Opinion of Ogier, page II-2</u>

2.   We note the opinion of counsel opines only as to the legality of the common and preferred shares. Please revise the opinion to opine on the legality of all the securities being registered, as required by Item 601(b)(5)(i) of Regulation S-K. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations for guidance.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ari Edelman, Esq.